NEWS RELEASE

AUGUSTA PRESERVES SHAREHOLDER CHOICE
- Advances Shareholder Meeting to May 2 -

Toronto, Ontario, April 8, 2014 – Augusta Resource Corporation (TSX and NYSE MKT: AZC) ("Augusta" or the "Company") announced that it has advanced to May 2, 2014 the date of its previously scheduled annual and special shareholder meeting to re-affirm the continuance of its shareholder rights plan. The advancement of the shareholder meeting to a date prior to the expiry of the unsolicited offer for Augusta common shares by HudBay Minerals Inc. ("HudBay") preserves the ability of Augusta's shareholders to decide whether they wish the rights plan to continue to prevent HudBay from gaining a minority blocking position in the shares of Augusta.

Following the March 28, 2014 announcement of Augusta's shareholder meeting to re-affirm the continuance of the rights plan, HudBay extended the expiry of its offer to a date just four days prior to the date initially scheduled. HudBay also announced that this was the "final extension" of its offer and that it will be applying to the British Columbia Securities Commission to cease trade Augusta's rights plan prior to the expiry of its offer. This was a clear and deliberate tactical attempt by HudBay to deny Augusta's shareholders of their ability to make one of the most critical decisions in respect of their investment in Augusta. Augusta will vigorously defend the shareholder rights plan at any hearing that may be called.

"HudBay’s tactics are transparent and clearly focused on denying Augusta shareholders value for their shares," Gil Clausen, Augusta's President and Chief Executive Officer, stated. "First, HudBay used the unprecedented tactic of dropping its minimum tender condition part way through its initial bid period to coerce our shareholders. Now, HudBay is attempting to deny our shareholders their critical vote on the rights plan by manipulating the timing of its offer. The future of our Company should be decided by a fair and non-coercive shareholder vote. For this reason, we are putting the power of this important decision directly in the hands of Augusta shareholders. Our Board takes its duties seriously and we will continue to protect the interests of our shareholders."

While the rights plan remains in effect, HudBay, or any other party, can make a "permitted bid" under the rights plan without triggering the plan. A permitted bid would allow Augusta's shareholders to decide whether the bid is acceptable to them in a non-coercive manner, as the permitted bid must contain an irrevocable minimum tender condition of a majority of shares held by shareholders other than the bidder. The Company remains fully focused and committed to maximizing value for its shareholders by carefully considering all available alternatives to HudBay's offer.

If shareholders, other than HudBay, approve the rights plan at the meeting, on an annual basis thereafter, shareholders will be given the opportunity at each annual meeting to determine whether to continue the rights plan or require the Board to have it terminated. If shareholders, other than HudBay, do not approve the continuance of the rights plan at the shareholder meeting, the rights plan will be terminated prior to the expiry of HudBay's offer on May 5, 2014. The proxy circular and related materials to the shareholder meeting will be filed and distributed to shareholders today.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Reject HudBay's Offer – No Action Required
To REJECT HudBay's offer no action is required on the part of shareholders. The Board of Directors' recommendation that Augusta shareholders REJECT HudBay's unsolicited offer and NOT TENDER their Augusta shares thereto, as well as a more detailed discussion of the reasons for rejecting HudBay's offer is set forth in the Directors' Circular issued by the Board of Directors that was mailed to Augusta's shareholders and filed with securities regulatory authorities. Shareholders are advised to read the Directors' Circular carefully and in its entirety, as it contains important information regarding Augusta, HudBay and HudBay's offer. The Directors' Circular is available on SEDAR at www.sedar.com and on Augusta's website at www.augustaresource.com.

How to Withdraw
If you have already tendered your Augusta shares to HudBay's offer, you can withdraw your shares by contacting your broker or Laurel Hill Advisory Group, the Information Agent retained by Augusta. Laurel Hill can be reached at 1-877-452-7184 (Toll Free within North America), or by bank and brokers and collect calls outside North America at 416-304-0211 or via email at assistance@laurelhill.com.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of U.S. copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta's management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. Augusta's shares are listed and posted for trading on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Investor Contact Information
Letitia Cornacchia
Augusta Resource Corporation
Vice President, Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

Media Inquiries:
Ian Hamilton
DFH Public Affairs
Tel: (416) 206-0118 x222 or (905) 399-6591
Email: ian@dfhpublicaffairs.com

Cautionary Statements Regarding Forward Looking Information
Certain of the statements made and the information contained in this news release constitutes "forward-looking statements" under United States federal securities laws or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, including information concerning the unsolicited offer of HudBay and the strategic review process of Augusta, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning Augusta's plans at the Rosemont project, including the timing for obtaining final permits, construction and estimated production, expectations surrounding future financings and refinancings, capital and operating cash flow estimates, changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities, the lack of any alternative transactions or the terms and conditions of any alternative transactions not being acceptable.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this news release is based on the reasonable expectations and beliefs of management and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this presentation. For further details, reference is made to the risk factors discussed or referred to in Augusta's annual and interim management's discussion and analyses and Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this news release, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this news release and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

181 Bay Street, 2nd Floor
Heritage Building
Toronto, ON M5J 2T3
T: 416 860 6310
E: info@augustaresource.com